Assured Med Supply LLC

Appendix D

Director & Officer Work History

Name	Positions and Offices Held at the Company	Principal Occupation and Employment	Dates of Service
Don Oparah	Manager of Assured Med Supply LLC	Co-Founder at Assured Med Supply LLC Co-Founder and Advisor RedSwan CRE CEO/Co-Founder at Venture Aviator	March 2020 (Inception) -Present 2018-Present 2012-2023
Rostislav “Roy” Malkin	Manager of Assured Med Supply LLC	CEO/Co-Founder at Assured Med Supply LLC (2020-Now) Co-Founder and Advisor RedSwan CRE President/Co-Founder at Venture Aviator	March 2020 (Inception) -Present 2018-Present 2012-2023
Gary Lipsky	COO at Assured Med Supply LLC	COO at Assured Med Supply LLC Founder at Galactica Labs	Nov 2023 -Present 2015-Present

Don Oparah (Manager, Co-Founder):

Dr. Oparah is a seasoned technology executive and entrepreneur with over two decades of experience working at cutting edge start-ups and growth companies. His responsibilities include strategic advisory work across key areas including technology, capital raising and go to market strategy. His previous work experience includes working as CEO at Venture Aviator 2012 – 2023 where he was responsible for company operations, finance and strategic partnerships. He also co-founded Red Swan, a leader in the rapidly growing space of digital asset securitization. He holds a PhD in Computer Science from the University of Cambridge and an MBA with Entrepreneurship Focus from UCLA Anderson School of Business. He is an accomplished public speaker (including TEDx) and has a passion for making a positive impact in the world through entrepreneurship.

Rostislav "Roy" Malkin (CEO, Co-Founder):

Mr. Malkin is an accomplished business strategist and leader in the tech and healthcare sectors. His responsibilities include overall business strategy and enterprise business development.

His previous work experience includes serving as Co-Founder and President at tech innovation company, Venture Aviator from 2012 to 2022, where he was responsible for strategy, tech innovation, and business development, successfully onboarding major clients like Allianz and TechCrunch-Disrupt award-winning startups like ShipHawk, and working as a strategic tech partner to Sentient AI, the most funded AI company at that time. Prior to that, Roy worked in new tech innovation at Walt Disney Studios and with major healthcare clients like Pfizer, Johnson & Johnson, and Roche at Eric Marder Associates and as Vice President at Open Media Group.

He is also a co-founder of RedSwan CRE (2018), which now manages over $9 billion in commercial real estate assets and is a world leader in real estate blockchain tokenization. As of 2023, he continues to serve as an advisor to the company. Roy earned his BA in Economics from the University of Rochester, his MBA from UCLA, and has also studied AI at MIT and Economics at the University of London.

Gary Lipsky (COO):

Mr. Lipsky is a seasoned technology executive and entrepreneur with over 20 years of experience in product management, technology strategy, and business development. His responsibilities include daily operations, product development, and customer support.

He has worked with leading global organizations, government agencies, and emerging startups to optimize operations and leverage technology innovation. As founder of Galactica Labs, he has worked on B2B products for workflow automation, healthcare data integration, and predictive analytics. Mr. Lipsky holds a BS in Finance from the University of Maryland and an MBA from George Washington University.